EXHIBIT 99.1

Lombard Medical Receives FDA Approval for Aorfix(TM)Plus Endovascular Stent Graft Expanding Its Addressable Market

IRVINE, Calif., Feb. 5, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that the U.S. Food and Drug Administration (FDA) has approved Aorfix™Plus. The approval for this new addition to the Aorfix™ endovascular stent graft portfolio expands the range of proximal neck diameter sizes up to 36mm, potentially allowing up to 10% more patients with AAAs to be treated with the Aorfix platform. Lombard Medical will begin rolling out this expanded range in the second quarter of 2015 with the launch of a 34mm AorfixPlus stent graft in the U.S.

Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complicated AAA anatomies.

"Patients with AAAs present with a wide range of anatomies that vary based on age, gender and other factors, so the availability of an assortment of stent graft sizes is a key factor in selecting the right device for your patient," said Dr. Nilo Mosquera, M.D., Vascular Surgeon, University of Ouresne Hospital, Spain. "Combining its unique flexibility, its comprehensive sizing options and ability to treat patients with highly angulated necks, Aorfix allows physicians to address the needs of a diverse patient population."

"The approval of AorfixPlus further expands our ability to treat a wide range of patient anatomies, including highly-angled necks and large neck diameters," said Simon Hubbert, CEO of Lombard Medical. "Our aim is to provide the most effective on-label solution for the broadest AAA patient population - this clearance gets us closer to that goal. Aorfix's unique indication to treat patients with aortic neck angulations up to 90 degrees, coupled with a comprehensive suite of sizing options, will allow an even greater number of patients with AAAs to benefit from treatment with Aorfix."

Aorfix received initial FDA clearance in February 2013 for proximal diameter devices between 24mm-31mm. This new FDA approval now provides the ability for the company to market Aorfix devices between 24mm-36mm in the U.S.

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000